

# FAIRBORNE
# ENERGY TRUST

November 15, 2007

**VIA FEDERAL EXPRESS**

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk



**07028312**

Re:    Fairborne Energy Trust
       Submission Pursuant to Rule 12g3-2(b)
       File No. 82-34863

**SUPPL**

Dear Sirs/Mesdames:

On behalf of ourselves, Fairborne Energy Trust (the "Trust"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Corporation's documents listed on Schedule A hereto.

**As required pursuant to Rule 12g3-2(b), please note that the Trust's exemption number is 082-34863.**

Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

*B Woodcock*

for: Aaron G. Grandberg

CFO

AGG
Enclosure

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**Main: (403) 290-7750  •  Fax: (403) 290-7751     3400, 450 - 1st Street  SW Calgary, AB Canada  T2P 5H1**

# SCHEDULE A

1.  News release, dated November 15, 2007



**PRESS RELEASE**

**FAIRBORNE ENERGY TRUST ANNOUNCES CDN $0.09 CASH DISTRIBUTION
FOR December 17, 2007 PAYMENT DATE AND
EXCHANGEABLE SHARE RATIO INCREASE**

November 15, 2007
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.09 per trust unit for the month of November 2007. The distribution will be paid on December 17, 2007 to Unitholders of record on November 30, 2007. The ex-distribution date is November 28, 2007.

Fairborne Energy Trust today announced the increase to the Exchange Ratio of the Exchangeable Shares of Fairborne Energy Ltd. from 1.32188 to 1.33896. This increase will be effective on November 15, 2007.

The increase in the Exchange Ratio is calculated as follows:

| | |
|---|---|
| Record Date of Fairborne Energy Trust Distribution: | October 31, 2007 |
| Opening Exchange Ratio: | 1.32188 |
| Fairborne Energy Trust Distribution per Unit: | $0.09 |
| Five day Weighted Average Trading Price of FEL.UN (prior to the end of October): | $6.97 |
| Increase in Exchange Ratio (**): | 0.01708 |
| Effective Date of the Increase in Exchange Ratio: | November 15, 2007 |
| Exchange Ratio as of the Effective Date: | 1.33896 |

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five day Weighted Average Trading Price of FEL.UN.

Exchangeable Shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. A holder of Fairborne Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings into trust units of Fairborne Energy Trust at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave. SW, Calgary, Alberta T2P 3S8.

For further information contact:

**Fairborne Energy Trust**

Steven R. VanSickle
President and CEO
Tel:(403) 290-7759  Fax:(403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
CFO
Tel:(403) 290-3217  Fax:(403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

*Certain information set forth in this document, contains forward-looking statements including management's assessment of future plans and operations of Fairborne Energy Trust ("Fairborne"), the inventory of drilling prospects and potential drilling locations, future or anticipated production levels, the risk/reward potential of the portfolio of plays, recoverable reserves and recoverable reserves per well, drilling plans and the costs thereof, expected payout ratio, expenditures pursuant to the capital program and the results therefrom, the debt to cash flow ratio, tax horizon and potential reserves and resource potential. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and*

external sources. Additional information on these and other risks that could affect Fairborne's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairborne's website (www.fairbornetrust.com). Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The actual results, performance or achievement of Fairborne could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's units are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".

END